02020581

APR 5 - 2002

080

333-9454

EXECUTED COPY

PE 4/5/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 5, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

PROCESS

APR 15 20

THOMSON FINANCIAL

Praia de Botafogo, 501, 7° andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release entitled *"Tele Sudeste Celular Participações S.A. Announces Minutes of the 4th Ordinary General Shareholders Meeting and 12th Extraordinary General Shareholders Meeting"* dated April 2, 2002	3

Telefónica
CELULAR

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Minutes of the 4th Ordinary General Shareholders Meeting and 12th Extraordinary General Shareholders Meeting

April 2nd, 2002 (6 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. , Brazil
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(Rio de Janeiro - Brazil), (April 02, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the minutes of the General Shareholders Meetings held on April 2nd, 2002:

1. Date, Time and Venue of the Meeting: April 2nd, 2002, at 15:00, at Praia de Botafogo 501 – 5th floor, Rio de Janeiro - RJ.

2. Notification: Notice was published in the Official Gazette of the State of Rio de Janeiro, and the newspapers "Jornal do Commercio" and "Gazeta Mercantil" on March 13, 14 and 15, 2002, pursuant to the article 124, Law # 6.404/76 modified by Law 10.330/01.

3. Agenda:

For the Ordinary Shareholder Meeting:
1) Assess the accounts of the Management, analyze, discuss and vote for the approval of the financial statements of the Company, as of the financial year ended December 31, 2001;
2) Deliberate about the allocation of the results of the operations of the fiscal year and the distribution of dividends;
3) Approval of the budget of the Company for 2002;
4) Election of the members of the Audit Committee;
5) Definition of the global annual remuneration of the members of the Board of Directors and the individual remuneration of the Audit Committee.

For the Extraordinary Shareholder Meeting:
6) Homologation of the cancelling of the shares in Treasury resulted from the reimbursement to dissident shareholders of the approval in the Extraordinary General Shareholder Meeting of the corporate restructuring. This produced the incorporation of the shares of the subsidiaries and a reduction of the capital stock

from R$ 595,721,602.66 to R$ 594,958,079.90, according to paragraph 6 of article 45 of the Law 6.404/76 modified by Law 9.457/97.

7) Modify the article 5 of the Company's by-laws to reflect the new capital stock.

4. Attendants: the shareholders of the Company representing more than 2/3 of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register were present. Were also present the Manager of the Society, Mr. Gilmar Roberto Pereira Camurra – Finance and Management Control and Resources Vice-President, the representative of the independent auditors (Arthur Andersen), Mr. Mauro Moreira, The representative of the Audit Committee, Mr. Wolney Querino Schüler Carvalho; and the company's accouter Mr. José Alberto Lopez e Lopez.

5. Presiding Officers: Gilmar Roberto Pereira Camurra - President
Evandro Luis Pippi Kruel – Secretary

6. RESOLUTIONS:

6.1 – Starting the meeting, the Chairman explained that the minutes of the meeting would be drawn up as a summary of occurred facts, only containing the transcription of the resolutions, as allowed in article 130, paragraph 1 of the Corporate Law. He also informed that documents or proposals, voting statements or withdraws about the subjects to be deliberated should be presented in written form to the presiding officers. Following, as for the analysis of item "1" of the Agenda, it was informed that the documentation referring to the rendering of accounts by management was at the disposal of the shareholders, including the Management Report, the Financial Statements, duly accompanied by the Report of Independent Auditors and the Report of the Audit Committee, and the Proposed Allocation of the Results all referring to the financial year ended December 31, 2001. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present were fully cognizant of the contents, which had been fully published in the Official Gazette of the State of Rio de Janeiro as well as in the "Jornal do Comércio" and "Gazeta Mercantil" on February 26, 2002. The matter of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of the shareholders represented by Mr. Fernando Monteiro de Barros de Souza Almeida and of those legally impaired, and it was requested to be registered on the minutes the favorable vote of minority shareholder Mr. José Teixeira de Oliveira. The Annual Management Report and the Financial Statements duly accompanied by the Report of the Independent Auditors and the Report of the Audit Committee and the Proposed Allocation of the Results (all referring to the fiscal year ended December 31, 2001, based on the reports referring to the matter) were unanimously approved by the present shareholders, without any restriction or reserve.

6.2 – The item 2 of the Agenda concerning the allocation of the results of the operations and the Distribution of Dividends related to the year 2001, proceeded with the pertaining documents that were put at the disposal of the Shareholders and, after reading the contents, the Chairman of the Meeting submitted the matter for discussion and voting. The Proposed Allocation of the Results of Operations for 2001 was fully approved by unanimous voting of the present shareholders, registering the favorable vote of the minority shareholder Mr. José Teixeira de Oliveira, without any restriction or reserve, with the abstention from voting of the shareholders represented by Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired. As a consequence of said approval, the Net Income for the Year, amounting to R$ 163,408,108.73 (one hundred and sixty three million, four hundred and eight thousand, one hundred and eight *reais* and seventy three cents) was accounted for in the

"Retained Earnings" account and shall be expressly allocated as follows: 1- LEGAL RESERVE: In conformity with the article 193 of Law No. 6.404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$ 8,170,405.44 (eight million, one hundred seventy thousand, four hundred five *reais* and forty four cents). 2 – DIVIDENDS AND INTEREST ON COMPANY'S NET WORTH: In conformity with the terms of article 7 combined with articles 26, 27, 28 and 29 of the Company's By-laws, article 202, items I, II and III of the Law 6.404/76, article 2nd of the Law 10.303/2001 and with the Law 8.920/94, the management proposed that the dividends and the interest on own capital shall be paid to the bearers of preferred and common shares.

Interest on Own Capital – Gross Value	*50,296,643.22*
Withholding Income Tax:	*(7,544,496.48)*
Interest on Own Capital – Net Value	*42,752,146,74*
Common Shares	*14,731,380.59*
Preferred Shares	*28,020,766.15*
Total Provisioned Dividends/Interest on Own Capital	*42,752,146.74*
Interest on Company's Net Worth per each thousand shares (Reais)	
Common Shares	*0.107949*
Preferred Shares	*0.107949*

The payment of the Interest on Company's Net Worth will be made until December, 29 2002. 3- RETAINED EARNINGS: The remaining balance of Adjusted Net Income, on the terms of article 202 of Law No. 6.404/76, amounting to R$ 104,941,060.07 (one hundred four million, nine hundred forty-one thousand, sixty *reais* and seven cents), shall be maintained written in the Retained Earnings entry, because it is originated from the controlled Companies, for future use in the modernization and/or expansion of the telecommunications systems. This amount is part of the Budget of the Company in the exhibit of the proposal now approved. The Capital Stock of the Company at the end of the year 2001 was R$ 595,721,602.66 (five hundred ninety five million, seven hundred twenty one thousand, six hundred and two *reais* and sixty six cents), divided in 136,623,564,299 common shares and 259,721,471,668 preferred shares, totaling 396,345,035,967 shares, all at par value. Of this group, 156,965,571 common shares and 146,435,466 preferred shares totaling 303,401,307 shares valued at R$ 763,522.76 (seven hundred sixty three thousand, five hundred twenty two reais and seventy six cents) are kept in treasury.

6.3 - The item "3" of the Agenda, abiding by the provisions of article 196 of the Corporate Law, the Budget of the Company for 2002, consolidated and individual for each controlled society was submitted and unanimously approved registering the favorable vote of minority shareholder Mr. José Teixeira de Oliveira, with the abstention from voting of the shareholders represented by Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired. The budget amounts to R$ 515,849,000.00 (five hundred fifteen million, eight hundred forty nine thousand *reais*), to be distributed as follows: a) The remaining balance of the Adjusted Net Income in the amount of R$ 104,941,060.07 (one hundred four million, nine hundred forty one thousand, sixty reais and seven cents), according to the article 202 of the Law 6.404/76 and b) The funds generated by operations: R$ 410,907,939.93 (four hundred ten million, nine hundred seven thousand, nine hundred thirty nine *reais* and ninety three cents).

6.4 - The item "4" of the Agenda, about the election of the members of the Audit Committee, after the indications duly received by the Presiding Officers and counting of votes, the following were elected members of the Audit Committee of the Company a) by the bearers of non-voting preferred shares representing 2,98%, shareholders represented by Mr. Fernando Monteiro de Barros de Souza Almeida, in a separate voting with the abstention of the Majority shareholder, as an effective member: Mr. **Flavio Stamm**, Brazilian, married, business administrator, bearer of identity card RG # 12.317.859, SSP-SP, enrolled in the Individual Taxpayers' Register under CPF # 048.241.708-00, resident in the Capital of the State of São Paulo, at commercial address Rua Patápio Silva No 223 Ap. 32, CEP 05436-010, São Paulo - SP, and as a deputy member Mr. **Paulo Conte Vasconcellos**, Brazilian, married, business administrator, bearer of identity card RG # 7.016.900.165 SSP/RS, enrolled in the Individual Taxpayers' Register under CPF # 387.452.910-04, Av. Professor Alceu Maynard Araújo, 443, block 2, ap. 42, Granja Julieta, São Paulo - SP; b) Following the procedures established by the Law and the Company's by-laws regarding the election, in separate voting, of the representatives of minority shareholders to form the Audit Committee, it was verified in the Book of Showings that the stake of minority shareholders did not reach the required minimum 10% of the shares with voting rights, according to the item "a", of paragraph 4th, of article 161 of the Law 6404/76 c) by the general vote of the common shares, with the abstention from voting of the shareholders represented Mr. Fernando Monteiro de Barros de Souza Almeida, were elected as effective members: Mr. **Wolney Querino Schüler Carvalho**, Brazilian, married, accountant, bearer of identity card RG # 1.980.386-4 SSP/PR, enrolled in the Individual Taxpayers' Register under CPF # 348.333.669-91, resident in the city of São Paulo, State of São Paulo, commercial address at Rua do Livramento, 66, block A, 1st floor, and Mr. **Milton Shigueo Takarada**, Brazilian, married, accountant, bearer of identity card 12.721.407-0 SSP/SP, enrolled in the Individual Taxpayers' Register under CPF 011.319.328-97, resident in the city of São Paulo, State of São Paulo, commercial address at Rua do Livramento, 66, block A, 1st floor; and as deputy members Mr. **Francisco Gomes Júnior**, Brazilian, single, lawyer, bearer of identity card RG 14.244.299 – SSP/SP, enrolled in the Individual Taxpayers' Register under CPF 086.517.208-07, resident in the Capital of the State of São Paulo, commercial address at Rua Martiniano de Carvalho 851, 16th floor São Paulo-SP and Mr. **José Ricardo de Sousa Porpino**, Brazilian, married, accountant, bearer of identity card RG 007999/0-3 –CRC/PA, enrolled in the Individual Taxpayers' Register under CPF 086.622.822-53, commercial address at Rua Martiniano de Carvalho 851, 17th floor São Paulo-SP. All the Audit Committee Members now elected shall have the term of office beginning on the present date and expiring on the date of the Annual General Meeting of 2003. It was also recorded that none of those elected where legally impaired to take office. With the present election the composition of the Audit Committee of the Company is as follows: Effective Members: Flavio Stamm, Wolney Querino Schüler Carvalho and Milton Shigueo Takarada and the respective Deputy Members: Paulo Conte Vasconcellos, Francisco Gomes Júnior e José Ricardo de Sousa Porpino.

6.5 – The item "5" of the Agenda, concerning the definition of the remuneration of the members of Board of Directors and the Audit Committee, was unanimously approved, establishing that the annual global remuneration of the Directors shall be fixed in R$ 2.400.000,00 (two million, four hundred thousand reais), being the Board of Directors' duty to distribute it among the members and the Management. It was also unanimously approved, that the remuneration of the members of the Audit Committee shall be 10% (ten percent) of the average remuneration attributed to members of the Executive Board, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of paragraph 3 of article 162 of Law No. 6404/76.

6.6 – *Discussion of the agenda of the Extraordinary General Shareholder Meeting.* The item "6" of the Agenda, was submitted and unanimously approved, with the abstention from voting of the shareholders represented by Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired, the homologation of the cancellation of the 303,401,037 (three hundred three million, four hundred one thousand, thirty seven) shares in Treasury, being 156,965,571 (one hundred fifty six million, nine hundred sixty five thousand, five hundred seventy one) common shares and 146,435,466 (one hundred forty six million, four hundred thirty five thousand, four hundred sixty six) preferred shares, all at par value, resulted from the reimbursement to dissident shareholders of the approval in the Extraordinary General Shareholder Meeting of the corporate restructuring. This produced the incorporation of the shares of the subsidiaries and a reduction in the capital stock of R$ 763,522.76 (seven hundred sixty three thousand, five hundred twenty two *reais* and seventy six cents), from R$ 595,721,602.66 to R$ 594,958,079.90, according to paragraph 6 of article 45 of the Law 6.404/76 modified by Law 9.457/97.

6.7 – The item "7" of the Agenda, the modification of article 5 of the Company's by-laws to reflect the new capital stock was submitted and unanimously approved, with the abstention from voting of the shareholders represented by Mr. Fernando Monteiro de Barros de Souza Almeida and those legally impaired. The article 5 now reads: "Article 5 – The Capital stock subscribed and fully ingrated amounts R$ 594,958,079.90 (five hundred ninety four million, nine hundred fifty eight thousand, seventy nine *reais* and ninety cents) represented by 396,041,634,930 (three hundred ninety six billion, forty one million, six hundred thirty four thousand, nine hundred thirty) shares, of which 136,466,598,728 (one hundred thirty six billion, four hundred sixty six million, five hundred ninety eight thousand, seven hundred twenty eight) are common shares and 259,575,036,202 (two hundred fifty nine billion, five hundred seventy five million, thirty six thousand, two hundred two) are preferred shares, all at par value.

7 – Approval and Signatures: There being no further matters in the Agenda, the minutes were read and then approved and signed by the presents. The shareholders were aware that the Minutes were drawn up as a Summary and it is registered the statement of minority shareholder about the work done by Mr. Felix Pablo Ivorra Cano and Mr. Paulo Cesar Pereira Teixeira, as well as the treatment of the minority shareholders, which was seconded by minority shareholder Mr. Gilberto Souza Esmeraldo. Furthermore, according to the paragraph 2 of the article 130 of the Law 6404/76, they authorize the publishing of the minutes with the omission of the signatures. Rio de Janeiro, April 2nd, 2002.

Gilmar Roberto P. Camurra
President

Evandro Luis Pippi Kruel
Secretary of the Meeting

For Sudestecel Participações S/A
Evandro Luís Pippi Kruel

For Telefónica Móviles, S.A.
Gilmar Roberto Pereira Camurra

Tagilo Participações Ltda.
Gilmar Roberto Pereira Camurra

For F C em MKTSA Umbrella Fund Brazilian Portfolio

George Washington Tenório Marcelino

Credit Suisse First Boston Garantia Próprio F M de Investimento em Ações C
Credit Suisse First Boston Equity Investments (Netherlands) B V
Banco de Investimentos Credit Suisse First Boston S.A
All represented by Fernando Monteiro de Barros de Souza Almeida

José Teixeira de Oliveira

Gilberto Souza Esmeraldo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: April 5, 2002

By [signature]

Name: Charles E. Allen

Title: Investor Relations Director

Tele Sudeste Celular Participações S.A announces the Minutes of the 4th Ordinary General Shareholders Meeting and 12th Extraordinary General Shareholders Meeting.